SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED
           PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
               FILED PURSUANT TO RULE 13d-2(a)

                           Amendment No. 1


                          Clarent Corporation
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                           (NAME OF ISSUER)

                             Common Stock
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                    (TITLE OF CLASS OF SECURITIES)

                               180461105
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                            (CUSIP NUMBER)

                       Hummingbird Management, LLC
               (f/k/a Morningside Value Investors, LLC)
                    153 East 53rd Street, 55th Floor
                       New York, New York 10022

                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                            February 4, 2003
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        (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 4 pages)

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CUSIP No. 180461105             13D/A           Page 2 of 4 Pages
-------------------                            -----------------


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1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER           0
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER         0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER      0
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

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11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON

              0
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   0%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 4 pages)

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CUSIP No. 180461105            13D/A             Page 3 of 4 Pages
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 AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1, dated February 5, 2003, to Schedule 13D is filed by the Reporting Person and amends Schedule 13D as previously filed by the Reporting Person with the Securities and Exchange Commission on July 2, 2002 (the "Schedule 13D"), relating to the common stock (the "Common Stock") of Clarent Corporation.

Items 3 and 5 of the Schedule 13D are hereby amended and restated in their entirety, as follows:

-------------------

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of February 5, 2003, Hummingbird has caused each of HVF and Microcap Fund to sell all their previously owned Shares of the Issuer.



ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As of February 5, 2003, HVF and the Microcap Fund own no Shares of the Issuer.


         (c) Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
2/04/2003      open market sale          579,200         .0001


         Hummingbird caused HVF to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
2/04/2003      open market sale        2,340,300         .0001


         (d) Inapplicable.

         (e) The Reporting Person ceased to be the beneficial owner of more than five percent of the Shares of the Issuer on February 4, 2003.

                          (Page 3 of 4 pages)

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CUSIP No. 180461105            13D             Page 4 of4 Pages
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 5, 2003

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member